RYMAN HOSPITALITY PROPERTIES, INC.

August 13, 2013

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, D.C. 20549-7010

Attn: Kevin Woody

         Branch Chief

Re:	Ryman Hospitality Properties, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed on February 27, 2013
File No. 001-13079

Dear Mr. Woody:

The following is the response of Ryman Hospitality Properties, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 8, 2013 (the “Comment Letter”) concerning the above-referenced document filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 35

Liquidity and Capital Resources , page 53

Liquidity, page 55

1.	We note your response to our prior comment one and the amount of personnel costs you have capitalized. Based upon the information provided, it appears that these amounts are material to your financial statements taken as a whole and these amounts need to be disclosed. In future filings, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented within your MD&A.

RESPONSE: In future filings, we will separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented within our MD&A.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to the undersigned at (615) 316-6000 or F. Mitchell Walker, Jr., Esq., of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

/s/ Mark Fioravanti

Mark Fioravanti

Executive Vice President and Chief Financial Officer

cc:	Colin V. Reed, Ryman Hospitality Properties, Inc.
Jennifer Hutcheson, Ryman Hospitality Properties, Inc.
Scott J. Lynn, Ryman Hospitality Properties, Inc.
F. Mitchell Walker, Jr., Bass, Berry & Sims PLC

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